Exhibit 99.2
NOMAD FOODS ANNOUNCES PRICING OF SENIOR SECURED TACK-ON NOTES OFFERING

Feltham, England—July 6, 2021. Nomad Foods Limited (“Nomad Foods” or the “Company”) today announces that Nomad Foods BondCo Plc (the “Issuer”), an indirect, wholly-owned subsidiary of the Company, has priced its private offering of €50.0 million aggregate principal amount of additional 2.50% senior secured notes due 2028 (the “Additional Notes”), representing a tack-on offering to its €750.0 million aggregate principal amount of senior secured notes due 2028 issued on June 24, 2021, subject to market and other customary conditions (the “Offering”).

The Additional Notes will be guaranteed and secured on a senior basis by the Company and certain of its subsidiaries and are expected to form one series with the previously issued notes and to be admitted for trading on the Euro MTF market of the Luxembourg Stock Exchange.

The Offering is expected to close on July 9, 2021, subject to customary closing conditions. However, no assurance can be given that the Offering will be completed, or, if completed, as to the terms on which it will be completed.

About Nomad Foods

Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, Iglo, Aunt Bessie’s and Goodfella’s, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros
Gladstone Place Partners
+1-212-230-5930

Important Regulatory Notices

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in the United States or in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.

The Additional Notes and any related guarantees have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any U.S. state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Accordingly, the Additional Notes and any related guarantees are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the Securities Act and to non-U.S. persons in offshore transactions outside the United States in accordance with Regulation S under the Securities Act. The offer and sale of the Additional Notes will be made pursuant to an exemption under Regulation (EU) 2017/1129 (the “Prospectus Regulation”) from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for purposes of the Prospectus Regulation.

Promotion of the Additional Notes in the United Kingdom is restricted by the Financial Services and Markets Act 2000 (the “FSMA”), and accordingly, the Additional Notes are not being promoted to the general public in the United Kingdom. This announcement is only addressed to and directed at persons who (i) are outside the United

Kingdom, (ii) have professional experience in matters relating to investments (being investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (iii) fall within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, or (iv) to the extent that doing so does not prejudice the lawful distribution of the announcement to the foregoing, are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any Additional Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The Additional Notes will only be available to relevant persons and this announcement must not be acted on or relied on by anyone who is not a relevant person.

In addition, if and to the extent that this announcement is communicated in, or the offer of securities to which it relates is made in, any European Economic Area member state or in the United Kingdom, this announcement and the offering of any securities described herein are only addressed to and directed at persons in that member state or in the United Kingdom (as applicable) who are “qualified investors” within the meaning of the Prospectus Regulation (including, for the avoidance of doubt, as it forms part of domestic UK law by virtue of the European Union (Withdrawal) Act 2018) and must not be acted on or relied on by other persons in that member state.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Additional Notes has led to the conclusion that: (i) the target market for the Additional Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “EU MiFID II”); and (ii) all channels for distribution of the Additional Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Additional Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, and without prejudice to the obligations of the Issuer in accordance with EU MiFID II, a distributor subject to EU MiFID II is responsible for undertaking its own target market assessment in respect of the Additional Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Additional Notes has led to the conclusion that: (i) the target market for the Additional Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (COBS), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”); and (ii) all channels for distribution of the Additional Notes to eligible counterparties and professional clients are appropriate. Any distributor should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Additional Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Additional Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. No key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the Additional Notes or otherwise making them available to retail investors in the EEA has been prepared. Offering or selling the Additional Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

The Additional Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. No key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Additional Notes or otherwise making them available to retail investors in the United Kingdom has been prepared. Offering or selling the Additional Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

This announcement constitutes a public disclosure of inside information by Nomad Foods BondCo plc under Regulation (EU) 596/2014 (16 April 2014) and Implementing Regulation (EU) No 2016/1055 (10 June 2016). The person responsible for making this release on behalf of Nomad Foods Limited is Samy Zekhout, Chief Financial Officer.

Forward Looking Statements

This announcement contains “forward-looking statements” that are based on estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements are all statements other than statements of historical fact or statements in the present tense, and can be identified by words such as “targets”, “aims”, “aspires”, “assumes” “believes”, “estimates”, “anticipates”, “expects”, “intends”, “hopes”, “may”, “would”, “should”, “could”, “will”, “plans”, “predicts” and “potential”, as well as the negatives of these terms and other words of similar meaning. The forward-looking statements in this announcement, including expectations regarding the Company’s ability to consummate the Offering and the expected terms of the Offering, are made based upon the Company’s estimates, expectations and beliefs concerning future events affecting the Company and are subject to a number of known and unknown risks and uncertainties. Such forward-looking statements are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which it will operate, which may prove not to be accurate. The Company cautions that these forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in these forward-looking statements. Undue reliance should, therefore, not be placed on such forward-looking statements. Any forward-looking statements contained in this announcement apply only as at the date of this announcement and are not intended to give any assurance as to future results. The Company will update this announcement as required by applicable law, including the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, and any other applicable law or regulations, but otherwise expressly disclaims any obligation or undertaking to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.